UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 17 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 17 2005  -  Acquisition


                                                                 17 October 2005

                   BUNZL MAKES FURTHER ACQUISITION IN THE US

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired the grocery and food processor distribution business of Weiss Brothers Paper Company from a privately owned company controlled by Richard Check.

The business, based in West Point, Pennsylvania, is principally engaged in the supply of goods not for resale to supermarkets and also distributes items to food processors. The business had revenues of $42 million in the year ended
31 December 2004. Gross assets acquired are estimated to be $1.3 million.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"Weiss Brothers is the sixth acquisition we have announced since the half year and again demonstrates our ability to expand our business through continuing acquisition activity. It will strengthen our operations in our traditional grocery market as well as add further to our food processor business in the US."


Enquiries:

Bunzl plc                                          Finsbury

Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  October 17 2005                        By:__/s/ Anthony Habgood__

                                              Title:   Chairman